Tarsus Pharmaceuticals, Inc.

15440 Laguna Canyon Road, Suite 160

Irvine, California 92618

November 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	Tarsus Pharmaceuticals, Inc.

Registration Statement on Form S-3, filed November 9, 2023

(File No. 333-275439)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Tarsus Pharmaceuticals, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement, to 4:00 p.m., Eastern Time, on Tuesday, November 21, 2023, or as soon thereafter as practicable.

The Registrant hereby authorizes Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, to orally modify or withdraw this request for acceleration.

Thank you for your assistance. If you should have any questions, please contact Ryan Gunderson of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, counsel to the Registrant, at (858) 436-8046.

Thank you for your attention on this matter.

Very truly yours,

Tarsus Pharmaceuticals, Inc.

By:	/s/ Jeffrey Farrow
Jeffrey Farrow
Chief Financial Officer and Chief Strategy Officer

cc:	Ryan Gunderson, Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP